EXHIBIT 99.1

NXT Receives an Additional $2.1 Million Payment Under Its $8.9 Million USD Nigerian SFD® Survey Contract

CALGARY, Alberta, July 09, 2019 (GLOBE NEWSWIRE) -- NXT Energy Solutions Inc. (“NXT” or the "Company") (TSX: SFD; OTC QB: NSFDF) is pleased to announce that it has received an additional $2.1 Million USD on its $8.9 million USD Nigerian SFD® survey bringing total payments to date to $5.7 million.  A further payment of $0.4 million for performing the second milestone is expected to be paid later this month.

NXT will present preliminary interpretation findings for the entire 5,000 line-kilometer survey during the week of July 22, 2019 in Nigeria.  The Company will also discuss the potential utilization of SFD® technology in NNPC’s future exploration programs based upon the successful completion of the Department of Petroleum Resources (“DPR”) near-shore flight and the initial onshore SFD® data review conducted in April by the Frontier Exploration Services (“FES”) of the Nigerian National Petroleum Corporation (“NNPC”).

The technical teams of NNPC/FES/NXT will commence integration of SFD® recommendations with available geological and geophysical data during the third week of August, following which the remaining balance under the contract of approximately $2.8 million USD will be payable.

NXT has been invited to Beijing in August to meet with BGP Inc. (“BGP”), a subsidiary of China National Petroleum Corporation, to explore opportunities to collaborate together on projects in Africa and other jurisdictions in which BGP has interests.  In 2018, the Company signed a two year MOU with BGP that contemplates:

  securing one or more SFD® contracts with BGP and affiliates;
  jointly bidding with BGP and affiliates to provide services, including SFD®, to clients;
  establishing a special purposes vehicle with BGP and affiliates to conduct multi-client surveys; and
  establishing a special purpose vehicle with BGP and affiliates to drill and develop prospects based on integrated SFD® with seismic data.

George Liszicasz, President and CEO of NXT, commented, “Today we are announcing we have been paid almost two thirds of the $8.9 million USD contracted amount from our Nigerian SFD® survey.  These payments have been made on time in accordance with our performance of milestones and are a tribute to the value that we are bringing to exploration in Nigeria and the professionalism of our clients and partners.  Shortly after we present preliminary interpretation findings to our Nigerian clients we will build upon our strengths in the region through local discussions and then through conversations in Beijing with BGP and affiliates.  BGP is the largest seismic company in the world with a significant presence in Africa.”

About NXT Energy Solutions Inc.

NXT Energy Solutions Inc. is a Calgary-based technology company whose proprietary SFD® survey system utilizes quantum-scale sensors to detect gravity field perturbations in an airborne survey method which can be used both onshore and offshore to remotely identify areas with exploration potential for traps and reservoirs. The SFD® survey system enables our clients to focus their hydrocarbon exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential.  SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain, and is the registered trademark of NXT Energy Solutions Inc.  NXT Energy Solutions Inc. provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

Contact Information

For investor and media inquiries please contact:

Eugene Woychyshyn
Corporate Controller and Interim CFO
+1 403 206 0805
nxt_info@nxtenergy.com
www.nxtenergy.com

or

Mr. George Liszicasz
President & CEO
+1-403-206-0800
nxt_info@nxtenergy.com
www.nxtenergy.com

Forward-Looking Statements

Certain information provided in this press release may constitute forward-looking statements within the meaning of applicable securities laws.  Forward-looking statements in this press release include, but are not limited to, the ability to successfully complete the SFD® data interpretation, complete the SFD® recommendations within the contract parameters, receipt of payments for all contract milestones, and future SFD® contracts.  Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct.  Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties.  Actual results could differ materially from those currently anticipated due to a number of factors and risks.  Risk factors facing the Company are described in its most recent MD&A for the quarter ended March 31, 2019, which has been filed electronically by means of the System for Electronic Document Analysis and Retrieval ("SEDAR") located at www.sedar.com.  The forward-looking statements contained in this press release are made as of the date hereof, and except as may be required by applicable securities laws, the Company assumes no obligation to update publicly or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.